SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated June 26, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

1-ELECTION OF TWO SHAREHOLDERS TO SUBSCRIBE THE ACT OF THE SHAREHOLDER’S MEETING
It was approved by majority vote to appoint the representatives of the shareholders ANSES FGS and Cresud SACIFyA ("CRESUD") to approve and sign the minutes of the Meeting.-

2-BEFORE THE REOPENING OF THE CAPITAL STOCK BY THE CONTROLLED IRSA COMMERCIAL PROPERTIES S.A. ("IRSA PC") AS THE RESOLVED BY THE SHAREHOLDERS MEETING CALLED FOR JUNE 26, 2017, CONSIDERATION OF THE PROCEDURE TO BE FOLLOWED BY THE COMPANY WITH THE AVAILABILITY OF ITS CURRENT RIGHT OF PREFERENCE AND OF ESTABLISHING, IN ORDER TO FACILITATE THAT RE-OPENING OF CAPITAL. ALTERNATIVES TO BE CONSIDERED FOR THE DISPOSAL, TOTAL AND / OR PARTIAL CESSION OR ANY OTHER FORM OF FREE OR ONEROUS DISPOSITION AND ITS VARIOUS FORMS OR MODALITIES, WITH RESPECT TO THE RIGHTS OF PREFERENCE, CONDUCTING TO MAKE EFFECTIVE THE REOPENING OF THE CAPITAL OF IRSA PC. DELEGATIONS AND AUTHORIZATIONS.
It was approved by majority vote:
A.
The proposal of the Board of Directors in relation to the disposition of the right of preference with respect to IRSA PROPIEDADES COMERCIALES S.A.
B.
The free cession, total and in different tranches or in a single time of the right of preference, with respect to its ownership in IRSA PROPIEDADES COMERCIALES SA, all in the understanding that these provision of rights, will facilitate the success of the reopening of IRSA PROPIEDADES COMERCIALES SA in the national and international market.-
C.
Delegate to the Board of Directors of the Company, its managers or persons authorized by the Board of Directors the implementation of the cession of the preference right, being empowered to agree and execute all those agreements that are necessary for the implementation of the cession, being able to subscribe any public and/or private instrument aimed at the right’s cession of preference as well as make the notifications that correspond to IRSA PROPIEDADES COMERCIALES SA and to any other public or private agency of the country or abroad to which it was necessary to make known the cession of the right of preference.

3.- AUTHORIZATION FOR THE SALE OF NOTARY SHARES OF $ 1 NOMINAL VALUE EACH ONE AND ONE VOTE FOR ACTION, WITH THE RIGHT TO PERCEIVE DIVIDENDS OF IRSA PROPIEDADES COMERCIALES SA, IN OR OTHERWISE, IN THE SECONDARY MARKET AND / OR THROUGH PRIVATE SALE , BASED ON THE RESPONSE OF THE MARKET AND IN THE EVENT THAT SUCH SALE IS FOUND IN THE SUPREME PROVIDED BY THE SECTION 71 (A) OF LAW 26.831 AND RESULTS POTENTIALLY SUBSTANTIAL.
The sale of shares of IRSA PROPIEDADES COMERCIALES SA was approved by majority vote in one or more tranches, either in the secondary market or by private sale and the establishment of the particular conditions of the sale according to the next Item of the agenda and approval of the sale of the shares of IRSA PROPIEDADES COMERCIALES SA Based on the market response even in the event that such sale falls under the case provided for in section a) of article 71 of Law 26,831 and is potentially substantial.

4.- DELEGATION IN THE BOARD OF DIRECTORS TO SELL SHARES OF IRSA COMMERCIAL PROPERTIES SA, IN ONE OR MORE TRANCHES, AND DELEGATION IN THE BOARD OF THE FACULTY TO SET FINAL AMOUNT, PRICE AND OTHER TERMS AND CONDITIONS FOR SUCH SALE/S TO BE REALIZED WITH A FACULTY OF SUBDELEGATION IN ONE OR MORE DIRECTORS, MANAGERS OF THE COMPANY, OR OF THE PEOPLE THAT THE BOARD AUTHORIZES, IN ACCORDANCE WITH THE REGULATIONS IN FORCE, WITHOUT LIMITATION, WITH THE MOST EXTENSIVE POWERS TO SUBSCRIBE ALL DOCUMENTS NECESSARY TO INSTRUMENT THE SALE OF THE SHARES WITH THE CONCLUSION OF ALL THOSE RELATED ACTS TO COMPLY WITH PARAGRAPHS 2 AND 3 OF THE AGENDA OF THE ASSEMBLY.

It was approved by majority vote to delegate to the Board the most extensive powers to sell the shares of IRSA PROPIEDADES COMERCIALES SA, in one or more tranches, in the secondary market and / or by private sale, with the power to set the final amount, price and other terms and conditions so that said sale (s) will be made, even in the event that said sale falls under the case provided for in subsection a) of article 71 of Law 26.831 and is potentially substantial, being able to subdelegate in one or more directors or managers of the company or of the people that the directory authorizes, according to the current legislation, without limitation and with the most ample powers to subscribe the public and / or private instruments that were necessary to implement the sale of the shares together with the performance of all those related acts tending to comply with the sale of the shares and the assignment of the right of preference, authorize and also to carry out any type of action related to the National Securities Commission and / or to Argentine Stock Exchanges and Markets S.A. And / or any other public and / or private agency in the country or abroad to implement the sale of the shares.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: June 27, 2017